Exhibit 23(a)

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated February 15, 2002, with respect to the financial statements of EDO Corporation, in this Registration Statement (Form S-3) and related prospectus of EDO Corporation to register $137,800,000 5 1/4% convertible subordinated notes due 2007 and 4,408,190 shares of common stock.

We also consent to the incorporation by reference therein of our report dated February 15, 2002, with respect to the financial statement schedule of EDO Corporation for the year ended December 31, 2001 included in the Annual Report (Form 10-K) for 2001 filed with the Securities and Exchange Commission.

New York, New York
May 16, 2002